UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a)

and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Tobira Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

88883P 10 1

(CUSIP Number)

A. Robert D. Bailey, Esq.

Chief Legal Officer and

Corporate Secretary

Allergan plc

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400, Ireland

(862) 261-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew W. Ment

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

November 1, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 88883P 10 1	Page 2 of 9 Pages

1	Names of reporting persons Allergan plc
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ireland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,000*
	9	Sole dispositive power 0
	10	Shared dispositive power 1,000*
11	Aggregate amount beneficially owned by each reporting person 1,000*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 100%*
14	Type of reporting person (see instructions) CO/HC

*	See Items 4 and 5.

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CUSIP No. 88883P 10 1	Page 3 of 9 Pages

1	Names of reporting persons Allergan Holdco US, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,000*
	9	Sole dispositive power 0
	10	Shared dispositive power 1,000*
11	Aggregate amount beneficially owned by each reporting person 1,000*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 100%*
14	Type of reporting person (see instructions) HC

*	See Items 4 and 5.

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CUSIP No. 88883P 10 1	Page 4 of 9 Pages

1	Names of reporting persons Sapphire Acquisition Corp.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0*
	9	Sole dispositive power 0
	10	Shared dispositive power 0*
11	Aggregate amount beneficially owned by each reporting person 0*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%*
14	Type of reporting person (see instructions) CO

*	See Items 4 and 5.

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CUSIP No. 88883P 10 1	Page 5 of 9 Pages

SCHEDULE 13D

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on September 29, 2016 (the “Original 13D” and, together with this Amendment, the “Schedule 13D”). Capitalized terms used in this Amendment but not otherwise defined herein have the meanings set forth in the Original 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and supplemented by adding the following after the last paragraph in Item 3:

“On November 1, 2016, Allergan consummated the acquisition of Tobira through the merger of Sapphire with and into Tobira. Tobira is the surviving corporation (“Surviving Corporation”) in the Merger (as defined below) and is a wholly owned subsidiary of Allergan Holdco and an indirect wholly owned subsidiary of Allergan. The aggregate Closing Amount (as defined below) payable in connection with the Merger is approximately $612.5 million, together with an aggregate of up to approximately $1,101 million payable pursuant to the CVRs (as defined below). Allergan funded the payment of the Closing Amount from cash on hand.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.”

Item 4.	Purpose of Transaction.

Item 4 of the Original 13D is hereby amended and restated as set forth below.

(1) The text of the section preceding the heading “Support Agreement” is amended and restated in its entirety as follows:

“On September 19, 2016, Allergan Holdco and Sapphire entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tobira.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Sapphire commenced a tender offer (the “Offer”) on October 3, 2016 to acquire all of the outstanding shares of Common Stock of Tobira, at an offer price of (i) $28.35 per share in cash (the “Closing Amount”), plus (ii) one non-transferrable contingent value right per share of Common Stock (each, a “CVR”), which represents the contractual right under the Contingent Value Rights Agreement entered into between Allergan Holdco and Computershare Trust Company, N.A. (“Computershare”) on November 1, 2016 (the “CVR Agreement”) to receive one or more payments in cash of up to $49.84 per share of Common Stock in the aggregate, contingent upon the achievement of certain milestones (one CVR together with the Closing Amount, or any higher amount per share of Common Stock paid pursuant to the Offer, the “Offer Price”), in each case without any interest thereon and subject to any required tax withholdings.

The Offer expired at the end of the day, one minute after 11:59 P.M. Eastern Time on October 31, 2016. On November 1, 2016, Sapphire accepted for purchase all shares of Common Stock that were validly tendered and not validly withdrawn in accordance with the terms of the Offer.

On November 1, 2016, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law, Sapphire merged with and into Tobira, with Tobira surviving as a wholly owned subsidiary of Allergan Holdco (the “Merger”), without a meeting or vote of stockholders of Tobira (the “Effective Time”). At the Effective Time, the shares of Common Stock not purchased pursuant to the Offer (other than shares of Common Stock held by Tobira, Allergan Holdco, Sapphire, any subsidiary of Allergan Holdco or by stockholders of Tobira who perfected their statutory rights of appraisal under Delaware law) were each converted into the right to receive the Offer Price.

In addition, at the Effective Time, each option to purchase shares of Common Stock (a “Company Option”) that was then outstanding and unexercised, whether or not vested and which had a per share exercise price that was less than the Closing Amount (each, an “In the Money Option”), was cancelled and converted into the right to receive (i) a cash payment equal to (A) the excess, if any, of (x) the Closing Amount over (y) the exercise price payable per share of Common Stock under such Company Option, multiplied by (B) the total number of shares

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CUSIP No. 88883P 10 1	Page 6 of 9 Pages

of Common Stock subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting) and (ii) a CVR with respect to the total number of shares of Common Stock subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting).

Each Company Option other than an In the Money Option that was outstanding and unexercised at the Effective Time, whether or not vested (each, an “Out of the Money Option”), was at the Effective Time cancelled and converted into the right to receive a cash payment, if any, from Allergan Holdco with respect to each share of Common Stock subject to the Out of the Money Option upon each date that a payment would be required to a holder of a CVR under the terms of the CVR Agreement on or prior to the fifth anniversary of the Effective Time (each such date, a “Valuation Point”), equal to (i) the amount by which the sum of (A) the Closing Amount, (B) the amount per share of Common Stock previously paid in respect of any earlier Valuation Points (if any) and (C) the amount per share of Common Stock in cash to be paid at such Valuation Point under the CVR Agreement exceeds the exercise price payable per share of Common Stock under such Out of the Money Option, less (ii) the amount of all payments previously received with respect to such Out of the Money Option. Notwithstanding the foregoing description, any Out of the Money Options with an exercise price payable per share of Common Stock equal to or greater than $78.19 were cancelled at the Effective Time without any consideration payable therefor.

At the Effective Time, Allergan Holdco assumed each unexpired and unexercised warrant to purchase shares of Common Stock on the terms and conditions set forth in each such warrant.

At the Effective Time, each share of common stock of Sapphire was converted into one share of common stock of the Surviving Corporation. Consequently, following the consummation of the Merger on November 1, 2016, Allergan Holdco became the direct owner of 1,000 shares of common stock of the Surviving Corporation, representing 100% of the issued and outstanding shares of common stock of the Surviving Corporation, and Allergan became the indirect owner of such shares.

In connection with the Merger, the board of directors of Sapphire immediately prior to the Effective Time became the board of directors of the Surviving Corporation. In connection therewith, each of Carol Brosgart, Jeffrey Cooper, Laurent Fischer, Andrew Fromkin, Patrick Heron, Pierre Legault, Gwen Melincoff, Dennis Podlesak and Eckard Weber voluntarily resigned from Tobira’s board of directors (the “Board”) and all committees of the Board on which such directors served, effective as of the Effective Time. As of November 1, Sigurd Kirk and Kira Schwartz each assumed the role of director of the Surviving Corporation and the number of directors on the Board was set at two. Also in connection with the Merger, the officers of Sapphire immediately prior to the Effective Time became the officers of the Surviving Corporation. As of November 1, 2016, A. Robert D. Bailey assumed the role of President of the Surviving Corporation, Stephen Kaufhold assumed the role of Treasurer of the Surviving Corporation, Kira Schwartz assumed the role of Secretary of the Surviving Corporation, and Judith Tomkins assumed the role of Assistant Secretary of the Surviving Corporation.

As of the Effective Time, the certificate of incorporation of Tobira was amended and restated in its entirety and, as so amended and restated, became the certificate of incorporation of the Surviving Corporation. The bylaws of Tobira immediately prior to the Effective Time became the bylaws of the Surviving Corporation at and immediately after the Effective Time, except that references to the name of Sapphire were replaced by references to the name of the Surviving Corporation. The amended and restated certificate of incorporation of Tobira is attached hereto as Exhibit 5 and is incorporated herein by reference. The amended and restated bylaws of Tobira are attached hereto as Exhibit 6 and are incorporated herein by reference.

Due to the consummation of the Merger, the Reporting Persons will integrate the business, operations and assets of Tobira with the Reporting Persons’ existing business.

The information set forth or incorporated by reference in Item 3 is incorporated by reference in this Item 4.”

(2) The section entitled “Support Agreement” is amended and restated in its entirety as follows:

“Concurrently with the execution and delivery of the Merger Agreement, Allergan Holdco and Sapphire entered into the Support Agreement (the terms of which are hereby incorporated by reference) with the Supporting Stockholders, pursuant to which each Supporting Stockholder agreed, among other things, to tender his, her or its shares of Common Stock and Company Options that were exercised prior to the Effective Time, if any

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CUSIP No. 88883P 10 1	Page 7 of 9 Pages

(collectively, the “Subject Shares”), pursuant to the Offer and, if necessary, vote his, her or its Subject Shares (i) against any action or agreement that was intended or would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Tobira contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreement, or would result in any of the conditions to the Offer or the Merger not being timely satisfied, (ii) against any change in the board of directors of Tobira and (iii) against any other acquisition proposal and against any other proposed action.

Based upon information provided by Tobira and the Supporting Stockholders, excluding options to purchase shares of Common Stock, the Supporting Stockholders beneficially owned, in the aggregate, 6,838,661 shares of Tobira Common Stock as of September 19, 2016. The Support Agreement did not require that the Supporting Stockholders exercise their options to purchase shares of Tobira Common Stock, though if exercised, such shares would have become subject to the Support Agreement and would have been required to be tendered in the Offer.”

(3) The first paragraph of the section entitled “Contingent Value Rights Agreement” is deleted and replaced with the following paragraph:

“On November 1, 2016, Allergan Holdco and Computershare entered into the CVR Agreement governing the terms of the CVRs to be received by Tobira’s stockholders. Each holder is entitled to one CVR for each share of Common Stock outstanding or underlying each of the In the Money Options, whether or not vested, and warrants (if and when exercised) that (i) Tobira accepted for payment from such holder pursuant to the Offer or (ii) was owned by or was issued to such holder as of immediately prior to the Effective Time and was converted into the right to receive the Offer Price pursuant to the terms of the Merger Agreement. The CVRs are not transferable except under certain limited circumstances, are not evidenced by a certificate or other instrument and are not registered or listed for trading. The CVRs do not have any voting or dividend rights and do not represent any equity or ownership interest in Allergan Holdco, Sapphire, Tobira or any of their affiliates.”

(4) The second paragraph of the section entitled “Additional Information” is deleted and replaced with the following paragraphs:

“The purpose of the Merger was for Allergan Holdco to acquire the entire equity interest in Tobira. The Supporting Stockholders entered into the Support Agreement as an inducement to Allergan Holdco’s and Sapphire’s willingness to enter into the Merger Agreement. Upon consummation of the Merger, Tobira became a wholly owned subsidiary of Allergan Holdco, the shares of Tobira Common Stock ceased to be freely traded or listed, Tobira’s Common Stock was de-registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Allergan Holdco now controls the board of directors of Tobira and made or will make such other changes in the certificate of incorporation, bylaws, capitalization, management and business of Tobira as set forth in the Merger Agreement or as may be appropriate in its judgment (subject to certain limitations).

On November 1, 2016, in connection with the Merger, Tobira notified The NASDAQ Stock Market (“NASDAQ”) of the consummation of the Merger and requested that trading of the shares of Common Stock on NASDAQ be suspended prior to the opening of trading on November 1, 2016. In addition, Tobira requested that NASDAQ file with the United States Securities and Exchange Commission (the “SEC”) an application on Form 25 to delist the shares of Common Stock from NASDAQ and deregister the Shares under Section 12(b) of the Exchange Act. Trading of shares of Common Stock on NASDAQ was suspended prior to the opening of trading on November 1, 2016. Tobira intends to file with the SEC a Form 15 requesting that Tobira’s reporting obligations under Section 13 and Section 15(d) of the Exchange Act be suspended.

Due to the consummation of the Merger, the shares of Common Stock have become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.”

(5) The fourth and fifth paragraphs of the section entitled “Additional Information” are deleted and replaced with the following paragraph:

“The tender offer for the outstanding shares of Common Stock of Tobira referred to in this Schedule 13D and related exhibits commenced on October 3, 2016. In connection with the Offer, also on October 3, 2016, Allergan filed a tender offer statement on Schedule TO with the SEC, and Tobira filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. The Offer expired at the end of the day, one minute after 11:59 P.M. Eastern Time on October 31, 2016.”

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Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and restated to read in its entirety as follows:

“(a) and (b) As a result of the consummation of the Offer and the Merger, Allergan Holdco directly owns, and Allergan indirectly owns, and each may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, 1,000 shares of the Surviving Corporation, which represents 100% of the outstanding shares of the Surviving Corporation. As a result of the Merger, the separate corporate existence of Purchaser has ceased, and therefore Purchaser owns no shares of Tobira and has no authority to vote or direct the vote for any shares of Tobira. Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule I, beneficially owns or has any voting power or dispositive power over any shares of Tobira Common Stock. The information set forth in Item 2 is incorporated by reference into this Item 5(a) and Item 5(b).

(c) Other than as described above, since the filing of the Original 13D on September 29, 2016, there have been no transactions in the shares of Tobira Common Stock effected by any of the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any person identified on Schedule I hereto.

(d) To the best of the knowledge of the Reporting Persons based on the representations made by the Supporting Stockholders in the Support Agreement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Tobira Common Stock beneficially owned by the Reporting Persons.

(e) As a result of the termination of its corporate existence in connection with the Merger, Sapphire ceased to be the beneficial owner of any securities of Tobira.”

Item 7.	Material to Be Filed as Exhibits.

The following exhibit references are hereby added to Item 7 of the Original Schedule 13D to read in their entirety as follows:

“5	Amended and Restated Certificate of Incorporation of Tobira Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Tobira Therapeutics, Inc. on November 1, 2016).

6	Amended and Restated Bylaws of Tobira Therapeutics, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Tobira Therapeutics, Inc. on November 1, 2016).”

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2016	ALLERGAN PLC

	By:	/s/ A. Robert D. Bailey
		Name:	A. Robert D. Bailey
		Title:	Chief Legal Officer and Corporate Secretary

Date: November 2, 2016	ALLERGAN HOLDCO US, INC.

	By:	/s/ Matthew Brady
		Name:	Matthew Brady
		Title:	Secretary

Date: November 2, 2016	SAPPHIRE ACQUISITION CORP.

	By:	/s/ Sigurd Kirk
		Name:	Sigurd Kirk
		Title:	Vice President